SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2011

(Commission File No. 001-33356),

Gafisa S.A.
(Translation of Registrant's name into English)

Av. Nações Unidas No. 8501, 19th floor
São Paulo, SP, 05425-070
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

Yes ______ No ___X___

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ______ No ___X___

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ______ No ___X___

If “Yes” is marked, indicate below the file number assigned
to the registrant in connection with Rule 12g3-2(b): N/A

Gafisa

Grandes ideias para viver bem

Earnings Release 1Q11

Gafisa Reports Results for First Quarter 2011

--- Backlog margin to be recognized improved to 39.0% on strength of newer higher margin development execution ---

--- Pre-sales reached R$822 million, reflecting strong sales velocity of 58% over the R$ 513 million launched in the quarter ---

--- Cash position of over R$ 0.9 billion, comfortably within debt covenants ---

--- Gafisa CFO Alceu Duílio Calciolari, named interim CEO ---

FOR IMMEDIATE RELEASE - São Paulo, May 9th , 2011 – Gafisa S.A. (Bovespa: GFSA3; NYSE: GFA), Brazil’s leading diversified national homebuilder, today reported financial results for the first quarter ended March 31, 2011.

Commenting on the results, Wilson Amaral, CEO of Gafisa, said, “Our first quarter performance was in-line with our expectations and was reflective of impacts from the past. While demand for housing remains strong as demonstrated by the solid sales velocity of launches we achieved at the end of the quarter, and there is confidence in the Brazilian economy, our margins were impacted by lower margin Gafisa product and legacy Tenda developments that we are clearing out of inventory and will be delivering mainly throughout the first half and beginning of the second half of the year.”

“While we project our second quarter to be impacted by some of the same factors that we experienced in the first, looking ahead we expect to see improvement in our financial performance throughout the second half of the year. Demand should remain strong and as a national homebuilder with scale, we are well-positioned to benefit from the positive side of the macroeconomic environment and tremendous growth cycle that Brazil is currently experiencing.”

Amaral continued, “I am pleased to report that the Board has decided to elect Duilio Calciolari, who has been with Gafisa for 11 years and worked as my partner for the last five, as the  interim CEO. He has been a professional colleague of mine for over 10 years, and I can think of no one better than Duilio to maintain continuity at Gafisa while I focus on our search for a CEO and dedicate more of my time to Board related matters.

I also want to highlight that our shareholders recently elected three new independent board members so that today, eight of our nine directors are independent. We have always been at the forefront of our industry and will continue to take steps to ensure that we remain there.”

IR Contact
Luiz Mauricio Garcia Rodrigo Pereira Email: ri@gafisa.com.br IR Website: www.gafisa.com.br/ir

1Q11 Earnings Results Conference Call
Tuesday, May 10th , 2011

> In English (simultaneous translation from Portuguese)
09:00 AM US EST
10:00 PM Brasilia Time
Phones:
+1 (888) 700-0802 (US only)
+1 (786) 924-6977 (Others)
+55 (11) 4688-6361 (Brazil)
Code: Gafisa
> In Portuguese
09:00 AM US EST
10:00 AM Brasilia Time
Phone: +55 (11) 4688-6361
Code: Gafisa

1Q11 - Operating & Financial Highlights

  Consolidated launches totaled R$ 513 million for the quarter, a 27% decrease over 1Q10. AlphaVille launches reached R$ 182 million in the quarter, 87% higher than 1Q10, reflecting strong performance from this segment.
  Pre-sales reached R$ 822 million in the quarter, a 4% decrease as compared to 1Q10 mainly due to lower launches, partially offset by strong sales velocity of 58% over 1Q11 launches.
  Net operating revenues, recognized by the Percentage of Completion (“PoC”) method, reached R$800.4 million, a 12% decrease from 1Q10, mainly due to fewer 2009 launches with lower recognition of revenue in respect of work in progress.
  Adjusted Gross Profit (w/o capitalized interest) reached R$ 221.9 million, 19% lower than the same period of 2010, with a 27.7% Adjusted Gross Margin.
  Adjusted EBITDA reached R$ 106.5 million with a 13.3% margin, a 36.8% decrease when compared to the R$ 168.5 million reached in the 1Q10, which can be attributed to the delivery of lower margin products by Tenda and Gafisa and lower SG&A dilution.
  Net Income was R$ 13.7 million for the 1Q11 (3% Adj. Net Margin), a decrease of 79%, when compared to 1Q10.
  As expected, Net Debt/Equity reached 72% at the end of the quarter. We continue to expect an increase by the end of 2Q11 before it decreases, given positive cash flow generation in the 2H11 that should result in a Net Debt/Equity ratio below 60% by 2011 year end.
  The Backlog of Revenues to be recognized under the PoC method reached R$ 4.06 billion, a 38% increase over the 1Q10. The Margin to be recognized improved 390 bps to 39.0%.

Shares
GFSA3 – Bovespa GFA – NYSE Total Outstanding Shares: 431,983,717[1]

Average daily trading volume (90 days2 ): R$ 122.7 million

1) 2)	Including 599,486 treasury shares Up to May 6th , 2011

Index

CEO Comments and Corporate Highlights for 1Q11	04

Recent Developments	05

Launches	07

Pre-Sales	08

Sales Velocity	09

Operations	09

Land Bank	10

Gross Profit	12

SG&A	12

EBITDA	13

Net Income	14

Backlog of Revenues and Results	14

Liquidity	15

Outlook	16

CEO Comments and Corporate Highlights for 1Q11

We experienced a weaker first quarter of 2011 than 1Q10 which represented an exceptionally strong start to 2010. Gafisa first quarter operational results were affected by timing delays of some of our launches. Our financial results reflected our expectations for the first quarter and indeed we continue to expect compressed margins, primarily due to the legacy Tenda projects and prior lower margin Gafisa product, during the second quarter as detailed in our first half guidance for 2011. Despite this, demand for housing remains strong across all of our business segments reflected in the strong sales velocity of 58% of the launches we achieved towards the end of the quarter. We continue to be able to pass through much of the cost increases for our Gafisa and AlphaVille developments. At the same time we expect more efficiencies from Tenda’s construction technology replacement with aluminum molds. We are still in range of the financial and operating numbers we expected and we continue to be on target for year-end previously stated guidance.

A few project delays were related to slowed licensing approvals during the beginning of the year, mainly in the Tenda segment. These delayed projects held back in Q1 are expected to launch in Q2. We are confident that in the first half of 2011 we will reach our expected share of full year launch guidance, typically in the range of 30%-40%, to be followed by what is a traditionally stronger second half of the year.

On the macroeconomic scenario, confidence in the Brazilian economy, especially given the extraordinary GDP growth of 7.5% in the past year, the highest growth rate in nearly 25 years, remains high, although there are increasing concerns about inflationary pressure. With a large and robust domestic market and a stable democracy, Brazil has moved up to be the world’s 7th largest economy in the world, claiming the position formerly held by Italy. Investors continue to look to Brazil for expansion and despite the fact that the country is projected to have slower growth in 2011 overall demand for housing in Brazil and Gafisa properties remains strong.

Concerns about rising inflation linger and it is impacting the cost of doing business for all. However, the Central Bank of Brazil is working to fight price increases without hampering growth by pushing interest rates even higher. By the end of April, the Central Bank raised its benchmark interest rate by 0.25 percentage points, moving the Selic rate to 12.0%. As mentioned before, there is only a little correlation between this rate and the mortgage-financing rate. We anticipate that current concerns about inflation and rising interest rates in Brazil are short to medium term issues that will not affect long term demand in the housing market.

Brazil’s property market is still set to lead the Latin American housing boom in 2011. The enormous acceleration in social mobility and the rise of Brazil’s middle class coupled with increased availability for credit is driving much of the boom. According to IBGE, the A and B classes of Brazil grew by 60% to 42 million people and the C Class, by 62% to 102 million people between 2005 and 2010. During the quarter, the unemployment rate continued to be low, reaching 6.1% in March though rising less than forecast for the month.

Guidance for 2011 included providing a more detailed look at our expected momentum in EBITDA during the first and second half of the year. Based on this, we expect to see pressure on profitability in the second quarter and the continued impact on costs as we complete the delivery of legacy Tenda projects and lower margin Gafisa projects launched during our geographic expansionary period in 2007/2008. We also continue to expect this to turn around during the second half of this year. It’s also important to highlight that we are also confident that Gafisa is far from the debt covenant limits and our guidance for positive operational cash flow generation to happen in 2H11 prevails.

With the advantages of being a homebuilder with significant scale, we expect to continue to operate at full capacity and ensure long-term profitability. The growth of housing in Brazil is a sustainable business – there has and will continue to be a shortage of housing and pent up demand. We are managing rising inflation and expect to see a positive year overall, taking advantage of growth opportunities and an increase in demand.

Wilson Amaral, CEO -- Gafisa S.A.

Recent Developments and Highlights

Alceu Duílio Calciolari appointed interim CEO
On May 9th, the Board of Gafisa appointed the Company’s CFO, Alceu Duílio Calciolari to the position of interim CEO effective today. Mr. Calciolari will retain his position as CFO and IRO of the Company. With almost 11 years at Gafisa as CFO, Mr. Calciolari has had responsibility for various areas of the Company including, Human Resources, Information Technology and, Finance and Controllership. Over the last five years he has worked closely with the Company’s CEO to develop the strategic direction of Gafisa, while executing three successful capital markets transactions, a number of joint ventures and the acquisitions of AlphaVille and Tenda. Duilio will retain this role until a CEO has been named.

Eight of nine board members are now independent
On April 29, 2011, at Gafisa’s annual general shareholder’s meeting, the election of three new independent shareholders was approved, bringing the total number of board members to nine, eight of whom are independent. In addition, the currently elected directors were ratified for an additional term. Henri Phillippe Reichstul, Guilherme Affonso Ferreira and Maria Leticia de Freitas Costa join the board, each bringing a depth of experience in corporate leadership positions, public and private company board directorships and financial and strategic advisory expertise.

Proposal to reform the company’s by-laws in line with fully independent public companies
As a fully independent publicly listed company without the presence of a controlling shareholder and a Board of Directors with a majority of independent members, the Nomination and Corporate Governance committee, proposed a series of corporate governance reforms to be adopted by the Company’s shareholders that ensure adherence to best practices and protect the on-going interests of all shareholders. Due to the lack of a minimum legal quorum required for an extraordinary general shareholders’ meeting, the package of reforms, as presented, was not approved on April 29, 2011. At the request of shareholders, and in order to facilitate a process of deliberation, the voting process related to the amendments and additions proposed to the Bylaws was modified in its format. The detailed proposal may be found on Gafisa’s IR website.

Tenda to benefit from approval of MCMV2
On April 27, 2011 the Congress approved the second phase of the Minha Casa, Minha Vida program with the goal of constructing 2 million new homes through 2014. It also limits beneficiaries of the program to earners of no more than 10 times the minimum salary of 2009. Tenda remains well-positioned to leverage this on-going program with among the lowest price points in the industry and housing aimed at between 3x – 10x salary earners.

AlphaVille
Gafisa continues to pioneer innovative concepts in the homebuilding sector and a leading example of this is residential community living offered through its AlphaVille unit, which continues to launch high demand developments. Two projects (Pernambuco and Campo Grande) were launched in March with sales in excess of 56% for each in just the final month of the quarter.

Investment in Customer Satisfaction
The strong demand for our product is not only a result of our reputation for delivering high value products, but our investment in building ongoing relationships through advanced CRM tools to thoroughly understand what our clients want and how their tastes change. Customer satisfaction is one of the most important measures of our success and we have expanded the area that is dedicated to CRM focusing on different customer relationship platforms such as social networks, online communications - through our Viver Bem (“Live Well”) portal and through off-line communications. An investment of R$ 6 million in new software and R$ 4 million in infrastructure and human capital have been made over the last year to reinforce this crucial area of our business.

Operating and Financial Highlights (R$000, unless otherwise specified)	1Q11	1Q10	1Q11 vs. 1Q10 (%)	4Q10	1Q11 vs. 4Q10 (%)
Launches (%Gafisa)	512,606	703,209	-27.1%	1,543,149	-66.8%
Launches (100%)	594,214	849,874	-30.1%	2,279,358	-73.9%
Launches, units (%Gafisa)	2,254	3,883	-42.0%	7,742	-70.9%
Launches, units (100%)	2,736	4,141	-33.9%	9,334	-70.7%
Contracted sales (%Gafisa)	822,220	857,321	-4.1%	1,240,818	-33.7%
Contracted sales (100%)	935,722	1,024,850	-8.7%	1,426,165	-34.4%
Contracted sales, units (% Gafisa)	3,361	5,253	-36.0%	5,933	-43.4%
Contracted sales, units (100%)	3,945	5,955	-33.8%	6,853	-42.4%
Contracted sales from Launches (%Gafisa)	296,317	234,716	26.2%	409,160	-27.6%
Contracted sales from Launches (%)	57.8%	33.4%	2443 bps	26.5%	3129 bps
Completed Projects (%Gafisa)	524,942	325,902	61.1%	435,818	20.4%
Completed Projects, units (%Gafisa)	3,060	2,715	12.7%	2,899	5.5%

Net revenues	800,356	907,585	-11.8%	928,637	-13.8%
Gross profit	184,768	252,656	-26.9%	278,235	-33.6%
Gross margin	23.1%	27.8%	-475 bps	30.0%	-688 bps
Adjusted Gross Margin 1)	27.7%	30.4%	-262 bps	36.1%	-841 bps
Adjusted EBITDA2)	106,519	168,459	-36.8%	197,769	-46.1%
Adjusted EBITDA margin 2)	13.3%	18.6%	-525 bps	21.3%	-799 bps
Adjusted Net profit2)	24,127	79,625	-69.7%	148,464	-83.7%
Adjusted Net margin 2)	3.0%	8.8%	-576 bps	16.0%	-1297 bps
Net profit	13,706	64,819	-78.9%	137,363	-90.0%
EPS (R$)3)	0.0318	0.1548	-79.5%	0.3188	-90.0%
Number of shares ('000 final)3)	431,384	418,737	3.0%	430,910	0.1%

Revenues to be recognized	4,062	2,934	38.4%	3,963	2.5%
Results to be recognized 4)	1,585	1,030	53.9%	1,540	2.9%
REF margin 4)	39.0%	35.1%	391 bps	38.9%	16 bps

Net debt and Investor obligations	2,741,682	1,207,988	127%	2,468,961	11%
Cash and cash equivalent	926,977	2,125,613	-56%	1,201,148	-23%
Equity	3,809,175	3,492,889	9%	3,783,669	1%
Equity + Minorityshareholders	3,809,175	3,492,889	9%	3,783,669	1%
Total assets	9,623,032	8,752,813	10%	9,549,554	1%
(Net debt + Obligations) / (Equity +
Minorities)	72.0%	34.6%	3739 bps	65.3%	672 bps

1) Adjusted for capitalized interest
2) Adjusted for expenses on stock option plans (non-cash), minorityshareholders and non-recurring expenses
3) Adjusted for 1:2 stock split in the 1Q10
4) Results to be recognized net of PIS/Cofins - 3.65%; excludes the AVP method introduced by Law nº 11,638

Launches

In 1Q11, launches totaled R$ 512.6 million, a decrease of 27% compared to 1Q10, represented by 10 projects/phases, located in 10 cities.

51% of Gafisa launches represented a price per unit below R$ 500 thousand, while nearly 22% of Tenda’s launches had prices per unit below R$ 130 thousand. Tenda TOP, a segment of Tenda, launched 2 projects with an average price per unit of R$ 205 thousand. These projects represented a PSV of R$ 55 million or 54% of Tenda’s launches in the quarter. Excluding these projects, the average price per unit of Tenda was R$ 124 thousand.

In the quarter, the Gafisa segment was responsible for 45% of launches, Alphaville accounted for 35% and Tenda for the remaining 20%.

The tables below detail new projects launched during 1Q11:

Table 1 - Launches per company per region
%Gafisa - (R$000)		1Q11	1Q10	Var. (%)	4Q10
Gafisa	São Paulo	157,779	183,218	-14%	582,269
	Rio de Janeiro	70,523	49,564	42%	18,100
	Other	-	76,516	-100%	223,053
	Total	228,302	309,298	-26%	823,422
	Units	755	743	2%	2,109

AlphaVille	São Paulo	-	97,269	-100%	923
	Other	181,914	-	-	191,094
	Total	181,914	97,269	87%	192,016
	Units	849	352	141%	1,359

Tenda	São Paulo	11,220	32,671	-66%	84,419
	Rio de Janeiro	-	49,292	-100%	40,156
	Other	91,169	214,680	-58%	403,136
	Total	102,389	296,643	-65%	527,711
	Units	650	2,788	-77%	4,275

Consolidated	Total - R$000	512,606	703,209	-27%	1,543,149
	Total - Units	2,254	3,883	-42%	7,742

Table 2 - Launches per company per unit price
%Gafisa - (R$000)		1Q11	1Q10	Var. (%)	4Q10
Gafisa	<= R$500K	115,359	142,816	-19%	522,007
	> R$500K	112,943	166,481	-32%	301,415
	Total	228,302	309,298	-26%	823,422

AlphaVille	~ R$100K; <= R$500K	181,914	97,269	87%	192,016
	Total	181,914	97,269	87%	192,016

Tenda	d R$130K	22,262	219,849	-90%	280,509
	> R$130K ; < R$200K	80,127	76,794	4%	247,202
	Total	102,389	296,643	-65%	527,711

Consolidated		512,606	703,209	-27%	1,543,149

Pre-Sales

Pre-sales in the quarter reached R$ 822.2 million, a decrease of 4%, when compared to 1Q10, mainly due to lower launches, partially offset from strong sales velocity of launches that reached 58%, reflected in better Gafisa and AlphaVille performances, that increased 13% and 47% over 1Q10, respectively. In the case of Tenda, the 38% decrease is a consequence of 90% lower launches in the segment of unit price below R$ 130 thousand.

The Gafisa segment was responsible for 52% of total pre-sales, while Tenda and AlphaVille accounted for approximately 28% and 21% respectively. Among Gafisa’s pre-sales, 44% corresponded to units priced below R$ 500 thousand, while 32% of Tenda’s pre-sales came from units priced below R$ 130 thousand. The tables below illustrate a detailed breakdown of our pre-sales for 1Q11:

Table 3 - Sales per company per region
%Gafisa - (R$000)		1Q11	1Q10	Var. (%)	4Q10
Gafisa	São Paulo	328,520	201,784	63%	439,456
	Rio de Janeiro	58,943	52,741	12%	61,282
	Other	36,049	121,354	-70%	121,294
	Total	423,512	375,879	13%	622,032
	Units	910	950	-4%	1,427

AlphaVille	São Paulo	3,835	66,163	-94%	5,792
	Rio de Janeiro	3,064	8,535	-64%	9,594
	Other	164,020	41,945	291%	177,584
	Total	170,919	116,643	47%	192,971
	Units	896	573	56%	1,173

Tenda	São Paulo	23,136	96,093	-76%	58,607
	Rio de Janeiro	(3,919)	84,953	-105%	40,239
	Other	208,571	183,753	14%	326,969
	Total	227,789	364,799	-38%	425,815
	Units	1,555	3,729	-58%	3,332

Consolidated	Total - R$000	822,220	857,321	-4.1%	1,240,818
	Total - Units	3,361	5,253	-36%	5,933

Table 4 - Sales per company per unit price - PSV
%Gafisa - (R$000)		1Q11	1Q10	Var. (%)	4Q10
Gafisa	<= R$500K	187,426	322,697	-42%	418,520
	> R$500K	236,087	53,182	344%	203,512
	Total	423,512	375,879	13%	622,032

AlphaVille	> R$100K; <= R$500K	170,919	116,643	47%	192,971
	Total	170,919	116,643	47%	192,971

Tenda	d R$130K	73,296	262,473	-72%	234,321
	> R$130K ; < R$200K	154,493	102,326	51%	191,493
	Total	227,789	364,799	-38%	425,815

Consolidated	Total	822,220	857,321	-4.1%	1,240,818

Table 5 - Sales per company per unit price - Units
%Gafisa - Units		1Q11	1Q10	Var. (%)	4Q10
Gafisa	<= R$500K	608	837	-27%	1.195
	> R$500K	301	113	166%	232
	Total	910	950	-4%	1.427

AlphaVille	> R$100K; <= R$500K	896	573	56%	1.173
	Total	896	573	56%	1.173

Tenda	d R$130K	619	3.092	-80%	2.328
	> R$130K ; < R$200K	937	637	47%	1.004
	Total	1.555	3.729	-58%	3.332

Consolidated	Total	3.361	5.253	-36%	5.933

Sales Velocity
On a consolidated basis, the Company attained a sales velocity of 21.4% in 1Q11, compared to a velocity of 25.2% in 1Q10. Sales velocity decreased when compared to the previous period, mainly due to lower volume of launches in the period. Sales velocity over 1Q11 launches reached 58%, reflecting a strong and continuing demand for the sector. Tenda segment reached a sales velocity over its 1Q11 launches of 72%.

Table 6 - Sales velocity per company

R$ million	Beginning of period Inventories	Launches	Sales	Price Increase + Other	End of period Inventories	Sales velocity

Gafisa	1.857,2	228,3	423,5	62,2	1.724,2	19,7%
AlphaVille	418,6	181,9	170,9	7,1	436,7	28,1%
Tenda	1.019,7	102,4	227,8	(38,1)	856,2	21,0%
Total	3.295,4	512,6	822,2	31,2	3.017,0	21,4%

Table 7 - Sales velocity per launch date
1Q11

	End of period
	Inventories	Sales	Sales velocity

2011 launches	216,654	296,317	57.8%
2010 launches	1,398,314	437,993	23.9%
2009 launches	345,271	27,415	7.4%
d 2008 launches	1,056,771	60,495	5.4%
Total	3,017,010	822,220	21.4%

Operations

Gafisa’s geographic reach and execution capacity is substantial. The Company was present in 22 different states plus the Federal District, with 203 projects under development at the end of the first quarter. This diversified platform also helps to mitigate execution risk, since each region of the country has a different dynamic of growth, supply and costs. Some 443 engineers and architects were in the field, in addition to 676 intern engineers in training.

We perceived a seasonality slow down from Caixa contracted units during the summer vacation period (January and February) that negatively affected the performance of these months, but we are already seeing gradual ramp-up. Due to this fact, through the end of March, Tenda contracted 1,835 units with CEF, 87% of which were in the MCMV program.

Delivered Projects

During the first quarter, Gafisa delivered 18 projects with 3,060 units equivalent to an approximate PSV of R$ 524.9 million. The Gafisa segment delivered 7 projects, Tenda and AlphaVille delivered the remaining 9 and 2 projects/phases, respectively. The delivery date is based on the “delivery meeting” that takes place with customers, and not upon the physical completion which is prior to the delivery meeting.

Throughout 2011, we expect to almost double the delivered number when compared to the prior year, to 25,000 units, mainly due to the delivery of older Tenda units along with some of Gafisa’s leveraged 2007 launches.

The tables below list the products delivered in the 1Q11:

Table 8 - Delivered projects
Company	Project	Delivery	Launch	Local	% Gafisa	Units (%Gafisa)	PSV (%Gafisa)
Gafisa 1Q11						1,379	387,330
Gafisa	Altavistta	Jan-11	Nov-06	Maceio - AL	50%	86	9,907
Gafisa	Evidence	Jan-11	Apr-07	São Paulo - SP	50%	72	32,425
Gafisa	Icaraí Corporate	Feb-11	Dec-06	Niterói - RJ	100%	137	34,940
Gafisa	London Green	Feb-11	Jun-07	Rio de Janeiro - RJ	100%	440	156,856
Gafisa	Vision - Campo Belo	Feb-11	Dec-07	São Paulo - SP	100%	284	87,336
Gafisa	Grand Park - Águas Fase I	Mar-11	Dec-07	São Luis - MA	50%	120	21,851
Gafisa	GrandValley (Jacarepaguá)	Mar-11	Mar-07	Rio de Janeiro - RJ	100%	240	44,014

AlphaVille 1Q11						543	46,414
Alphaville	Litoral Norte II	Jan-11	Sep-08	Salvador-BA	64%	251	27,790
Alphaville	Terras Alpha Foz do Iguaçú	Mar-11	Dec-09	Foz do iguaçú-PR	74%	292	18,624

Tenda 1Q11						1,138	91,198
Tenda	RESIDENCIAL MONET	Jan-11	Oct-06	São Paulo - SP	100%	60	5,403
Tenda	ARSENAL LIFE II	Jan-11	Jun-07	São Gonçalo - RJ	100%	108	7,649
Tenda	RESIDENCIAL SANTA JULIA	Feb-11	Sep-07	São José dos Campos - SP	100%	260	17,680
Tenda	RESIDENCIAL BAHAMAS LIFE	Feb-11	Apr-08	Belo Horizonte - MG	100%	40	3,576
Tenda	RESIDENCIAL SALVADOR DALI	Feb-11	Sep-07	Osasco - SP	100%	100	8,071
Tenda	RESIDENCIAL ITAQUERA LIFE	Feb-11	Jun-07	São Paulo - SP	100%	110	10,538
Tenda	RESIDENCIAL HILDETE TEIXEIRA LIFE F3/F4	Mar-11	Dec-07	Salvador - BA	100%	220	14,740
Tenda	RESIDENCIAL HORTO DO IPE LIFE	Mar-11	Oct-06	São Paulo - SP	100%	180	18,703
Tenda	RESIDENCIAL SÃO MIGUEL LIFE	Mar-11	Jul-07	São Paulo - SP	100%	60	4,838

Total 1Q11						3,060	524,942

Land Bank

The Company’s land bank of approximately R$ 18.1 billion is composed of 183 different projects in 22 states, equivalent to more than 90 thousand units. In line with our strategy, 40.8% of our land bank was acquired through swaps – which require no cash obligations.

During 1Q11 we recorded a gross increase of R$ 522 million in the land bank, reflecting acquisitions that more than compensate for R$ 513 million launches in the quarter.

The table below shows a detailed breakdown of our current land bank:

Table 9 - Landbank per company per unit price

		PSV - R$ million	%Swap	%Swap	%Swap	Potential units
		(%Gafisa)	Total	Units	Financial	(%Gafisa)

Gafisa	< R$500K	4,612	40.5%	35.1%	5.5%	15,565
	> R$500K	3,821	41.0%	37.3%	3.7%	4,759
	Total	8,433	40.8%	36.3%	4.5%	20,324

AlphaVille	< R$100K;	562	100.0%	0.0%	100.0%	6,964
	> R$100K; < R$500K	4,498	97.1%	0.0%	97.1%	20,791
	> R$500K	23	0.0%	0.0%	0.0%	26
	Total	5,083	97.2%	0.0%	97.2%	27,781

Tenda	d R$130K	3,113	33.2%	22.2%	10.9%	33,674
	> R$130K ; < R$200K	1,434	50.2%	48.8%	1.4%	8,933
	Total	4,547	40.3%	33.4%	6.9%	42,607

Consolidated		18,063	40.8%	35.5%	5.3%	90,712

Number of projects/phases
Gafisa	58
AlphaVille	42
Tenda	83
Total	183

Table 10 - Landbank Changes (based on PSV)

Land Bank (R$ million)	Gafisa	Alphaville	Tenda	Total

Land Bank - BoP	8,245	5,223	4,586	18,054
1Q11 - Net Acquisitions	416.3	41.7	63.9	522
1Q11 - Launches	(228.3)	(181.9)	(102.4)	(513)
Land Bank - EoP (1Q11)	8,433	5,083	4,547	18,063

1Q11 - Revenues

Due to fewer launches in 2009, compared to 2008 (2009: R$2.3 billion; 2008 R$4.2 billion), we are registering lower recognition of revenue based on work in progress (PoC), and the first quarter 2011 is expected to be the most affected during the year, as we are starting to build 2H10 launches and consequently gradually bringing new revenues to be recognized to our results.

Additionally, Tenda’s dissolution of some old units being delivered and fewer consolidated launches in the quarter also contributed to lower revenue recognition, consequently, net operating revenue for 1Q11 reached R$ 800.4 million compared to R$ 907.6 million in 1Q10, with Tenda contributing 35% of the consolidated quarter revenues.

Revenues for the industry are recognized based on actual cost versus total budgeted costs of land and construction (Percentage of Completion - PoC method).

The table below presents detailed information about pre-sales and recognized revenues by launch year:

Table 11 - Sales vs. Recognized revenues
		1Q11				1Q10
R$ 000		Sales	% Sales	Revenues	% Revenues	Sales	% Sales	Revenues	% Revenues
Gafisa	2011 launches	222,468	37%	15,565	3%	-	0%	-	0%
	2010 launches	264,995	45%	147,859	28%	172,527	35%	7,017	1%
	2009 launches	25,324	4%	125,260	24%	186,918	38%	165,513	26%
	d 2008 launches	81,644	14%	232,227	45%	133,077	27%	454,855	73%
	Total Gafisa	594,431	100%	520,910	100%	492,522	100%	627,386	100%

Tenda	Total Tenda	227,789	---	279,446	---	364,799	---	280,199	---
Total		822,220		800,356		857,321		907,585

1Q11 - Gross Profits
On a consolidated basis, gross profit for 1Q11 totaled R$ 184.8 million, a decrease of 26.9% over 1Q10. The gross margin for the quarter reached 23.1% (27.7% w/o capitalized interest). This reduction is mainly due to the reasons already detailed in the 2011 guidance, such as the delivery of lower margin Tenda and Gafisa products passing through the P&L as well as lower recognition from recent projects (as explained above).
Table 12 - Capitalized interest
(R$000)		1Q11	1Q10	4Q10
Consolidated	Opening balance	146,544	91,568	115,323
	Capitalized interest	41,454	25,373	88,591
	Interest transfered to COGS	(37,181)	(22,840)	(57,370)
	Closing balance	150,817	94,101	146,544

1Q11 - Selling, General, and Administrative Expenses (SG&A)

In the first quarter 2011, SG&A expenses totaled R$ 107.8 million. When compared to 4Q10, SG&A decreased 24%, from R$ 141.1 million. This was mainly due to lower selling expenses, which is in line with reduced launches of new projects, as well as lower bonus expenses provision in the G&A.

When compared to 1Q10, the SG&A/Net Revenue ratio increased 150 bps and the SG&A/Sales ratio slightly increased 40 bps. This is mainly a consequence of the reduction in launches during 2009, that affected revenue recognition in 1Q11 and also fewer launches in 1Q11.

While we are at a comfortable level of SG&A/net revenues, we do foresee additional improvements in the long-term, but due to the lower revenue growth expected for full year 2011, we don’t expect further SG&A dilution during this year.

Table 13 - Sales and G&A Expenses
(R$'000)		1Q11	1Q10	4Q10	1Q11 x 1Q10	1Q11 x 4Q10
Consolidated	Selling expenses	51,505	51,294	76,243	0%	-32%
	G&A expenses	56,307	57,418	64,894	-2%	-13%
	SG&A	107,812	108,712	141,137	-1%	-24%
	Selling expenses / Launches	10.0%	7.3%	4.9%	275 bps	511 bps
	G&A expenses / Launches	11.0%	8.2%	4.2%	282 bps	678 bps
	SG&A / Launches	21.0%	15.5%	9.1%	557 bps	1189 bps
	Selling expenses / Sales	6.3%	6.0%	6.1%	28 bps	12 bps
	G&A expenses / Sales	6.8%	6.7%	5.2%	15 bps	162 bps
	SG&A / Sales	13.1%	12.7%	11.4%	43 bps	174 bps
	Selling expenses / Net revenue	6.4%	5.7%	8.2%	78 bps	-177 bps
	G&A expenses / Net revenue	7.0%	6.3%	7.0%	71 bps	5 bps
	SG&A / Net revenue	13.5%	12.0%	15.2%	149 bps	-173 bps

1Q11 - Other Operating Results

In 1Q11, our results reflected a negative impact of R$11.0 million, compared to R$ 2.0 million in 1Q10 primarily due to a higher level of contingency provisions in the quarter. These included an R$ 5 million contingency at Tenda, related to delayed delivery of units from legacy Tenda projects and R$ 4 million for labor contingency mainly related to outsourced tasks, where we preferred to take a conservative stance by making this provision.

1Q11 - Adjusted EBITDA

As anticipated in our guidance, our Adjusted EBITDA for the 1Q11 totaled R$ 106.5 million, 36.8% lower than the R$ 168.5 million for 1Q10, with a consolidated adjusted margin of 13.3%, compared to 18.6% in 1Q10.

For the 2H11 we continue to expect an improved EBITDA margin. However, 1Q11 was impacted by the delivery of Tenda’s older low-margin projects, in addition with some lower margin inventory units sold in the quarter and some of Gafisa’s lower margin projects (related to the learning curve of geographic diversification and certain Rio de Janeiro projects coming in over budget) being delivered during the 1H11/beginning of 2H11. Due to the continuity of this scenario we continue to expect a negative impact on our 2Q11 operating results. On the other hand, we expect to see Gafisa delivering more normalized operating margins in the 2H11, after this delivery of lower margin projects is completed. We adjusted our EBITDA for expenses associated with stock option plans, as it is non-cash expense.

Table 14 - Adjusted EBITDA
(R$'000)		1Q11	1Q10	4Q10	1Q11 x 1Q10	1Q11 x 4Q10
Consolidated	Net Profit	13,706	64,819	137,363	-79%	-90%
	(+) Financial result	30,999	33,268	1,576	-7%	1867%
	(+) Income taxes	2,866	22,489	(16,133)	-87%	-118%
	(+) Depreciation and Amortization	11,346	10,238	6,492	11%	75%
	(+) Capitalized Interest Expenses	37,181	22,840	57,370	63%	-35%
	(+) Minority shareholders and non
	recurring expenses	7,058	11,623	7,019	-39%	1%
	(+) Stock option plan expenses	3,363	3,183	4,082	6%	-18%
	Adjusted EBITDA	106,519	168,459	197,769	-37%	-46%
	Net Revenue	800,356	907,585	928,637	-11.8%	-13.8%
	Adjusted EBITDA margin	13.3%	18.6%	21.3%	-525 bps	-799 bps

1Q11 - Depreciation and Amortization
Depreciation and amortization in the 1Q11 was R$ 11.3 million, an increase of R$ 1.1 million when compared to the R$ 10.2 million recorded in 1Q10, mainly due to higher showroom amortizations.

1Q11 – Financial Result

Net financial expenses totaled R$ 30.0 million in 1Q11, compared to net financial expenses of R$ 33.3 million in 1Q10. Since we did our equity offering at the end of March 2010, our cash only improved after March 28th, 2010, due to this fact there was no huge gap between average net debt along 1Q11 when compared to 1Q10. Additionally, this quarter we capitalized R$ 45.5 million, compared to R$ 25.4 million in 1Q10, mainly due to higher project finance debt, reflecting leveraging activity, and the capitalization of some short term land investments.

1Q11 - Taxes

Income taxes, social contribution and deferred taxes for the 1Q11 amounted to R$ 2.9 million, compared to R$ 22.5 million in 1Q10. This result is mainly due to lower income before tax reached this quarter and also optimization of tax planning annouced last quarter. In the future, we continue to expect income tax to represent approximately 2% of net revenue.

1Q11 - Adjusted Net Income

Net income in 1Q11 was R$ 13.7 million compared to R$ 64.8 million in the 1Q10. However, net income on an adjusted basis (before deduction of expenses related to minority shareholders and stock options), reached R$ 24.1 million, with an adjusted net margin of 3%, representing a decrease of 69.7% when compared to R$ 79.6 million in 1Q10, mostly due to above mentioned facts.

1Q11 - Earnings per Share
Earnings per share was R$ 0.03/share in the 1Q11 compared to R$ 0.15/share in 1Q10, a 79.5% decrease. Shares outstanding at the end of the period were 431.4 million (ex. Treasury shares) and 418.7 million in the 1Q10.

Backlog of Revenues and Results

The backlog of results to be recognized under the PoC method reached R$ 1.6 billion in 1Q11, R$ 555 million higher than in 1Q10. The consolidated margin in the quarter was 39.0%, 390 bps higher than in 1Q10 and 16 bps higher than 4Q10, reflecting the fact that recent projects continued to post favorable margins while the impact of our older-lower margin projects are low.

The table below shows our revenues, costs and results to be recognized, as well as the expected margin:

Table 15 - Results to be recognized (REF)
(R$ million)		1Q11	1Q10	4Q10	1Q11 x 1Q10	1Q11 x 4Q10
Consolidated	Revenues to be recognized	4,062	2,934	3,963	38.4%	2.5%
	Costs to be recognized	(2,477)	(1,904)	(2,423)	30.1%	2.2%
	Results to be recognized (REF)	1,585	1,030	1,540	53.9%	2.9%
	REF m argin	39.0%	35.1%	38.9%	391 bps	16 bps
Note: Revenues to be recognized are net of PIS/Cofins (3.65%); excludes the AVP method introduced by Law nº 11,638

Balance Sheet

Cash and Cash Equivalents

On March 31, 2011, cash and cash equivalents reached R$ 0.9 billion, 23% lower than 4Q10, mainly due to the cash burn from the period. While our cash position is sufficient to execute our development plans, with the expected positive cash flow generation in 2H11, we will see improvement in our cash cushion.

Accounts Receivable

At the end of 4Q10, total accounts receivable increased by 3% to R$ 9.7 billion, compared to R$ 9.4 billion in 4Q10, and increased 35% as compared to the R$ 7.2 billion balance in 1Q10, reflecting increased sales activity.

Table 16 - Total receivables
(R$ million)		1Q11	1Q10	4Q10	1Q11 x 1Q10	1Q11 x 4Q10
Consolidated	Receivables from developments - ST	2,554.2	1,502.9	2,465.8	70%	4%
	Receivables from developments - LT	1,661.6	1,542.2	1,646.9	8%	1%
	Receivables from PoC - ST	3,357.4	2,193.7	3,158.1	53%	6%
	Receivables from PoC - LT	2,106.8	1,922.5	2,113.3	10%	0%
	Total	9,679.9	7,161.2	9,384.1	35%	3%
Notes:
ST = short term; LT = long term
Receivables from developments: accounts receivable not yet recognized according to PoC and BRGAAP
Receivables from PoC: accounts receivable already recognized according do PoC and BRGAP

Inventory (Properties for Sale)

Inventory at market value totaled R$ 3.0 billion in 1Q11, an decrease of 8.4% when compared to the R$ 3.3 billion registered in the 4Q10. On a consolidated basis, our inventory is at a comfortable level of 9 months of sales based on LTM sales figures.

Finished units of inventory at market value represented 14% by the end of the quarter, or 100 bps higher than this ratio at 4Q10, mainly due to the completion of unsold Gafisa’s units that more than compensate finished units sold in the quarter. We continue to focus on finished inventory reduction.

At the end of 1Q11, 57.5% of the total inventory reflected units where construction is up to 30% complete.

Table 17 - Inventories
(R$000)		1Q11	1Q10	4Q10	1Q11 x 1Q10	1Q11 x 4Q10
Consolidated	Land	1,014,630	745,119	837,510	36.2%	21.1%
	Units under construction	879,333	842,022	956,733	4.4%	-8.1%
	Completed units	333,168	169,373	272,923	96.7%	22.1%
	Total	2,227,131	1,756,514	2,067,166	26.8%	7.7%

Table 18 - Inventories at market value
PSV - (R$000)		1Q11	1Q10	4Q10	1Q11 x 1Q10	1Q11 x 4Q10
Consolidated	2011 launches	216,654	-	-	-	-
	2010 launches	1,398,314	421,520	1,899,788	232%	-26%
	2009 launches	345,271	581,735	316,129	-41%	9%
	2008 and earlier launches	1,056,771	1,542,731	1,079,518	-31%	-2%
Consolidated	Total	3,017,010	2,545,985	3,295,435	18.5%	-8.4%

Table 19 - Inventories per completion status
Company	Not started	Up to 30% constructed	30% to 70% constructed	More than 70% constructed	Finished units	Total 1Q11
Gafisa	206,589	688,241	439,766	456,863	369,364	2,160,822
Tenda	197,632	295,694	129,033	168,800	65,029	856,188
Total	404,221	983,935	568,799	625,663	434,393	3,017,010

Liquidity
On March 31, 2011, Gafisa had a cash position of R$ 0.9 billion. On the same date, Gafisa’s debt and obligations to investors totaled R$ 3.7 billion, resulting in a net debt and obligations of R$ 2.7 billion. The net debt and investor obligation to equity and minorities ratio was 72.0% compared to 65.3% in 4Q10, mainly due to the R$ 273 million cash burn in the first quarter. When excluding Project Finance, this ratio reached only 19.6% net debt/equity, a comfortable leverage level with a competitive cost that is equivalent to the Selic rate.

Our 1Q11 cash burn was mainly explained by the over R$ 658 million in expenditures in construction and development payments and R$ 72 million in land acquisition payments. We expect cash burn to continue to reduce in the 2Q11. During the 2H11 this ratio should start to diminish, following expected positive cash flow generation, and is expected to close the year with a Net Debt/Equity below 60%, following the previously stated guidance. With the expected positive cash flow for full year 2011, we should be able to deleverage the Company, which together with a greater use of the blue print mortgage - requiring almost no working capital - for Tenda’s MCMV units, should contribute to our ability to meet our higher launch volume targets and, at the same time, reduce current leverage and keep it at a comfortable level going forward. On page 17, we also highlighted our current debt covenants ratio, showing a comfortable position by the end of the quarter.

Project finance now represents 54% of the total debt. Currently we have access to a total of R$ 3.9 billion in construction finance lines of credit provided by all of the major banks in Brazil. At this time we have R$ 2.1 billion in signed contracts and R$ 0.9 billion of contracts in process, giving us additional availability of R$ 0.9 billion.

We also have receivables (from units already delivered) of over R$ 200 million available for securitization. The following tables set forth information on our debt position.

Table 20 - Indebtedness and Investor obligations
Type of obligation (R$000)		1Q11	1Q10	4Q10	1Q11 x 1Q10		1Q11 x 4Q10
Debentures - FGTS (project finance)	1,239,816		1,231,575	1,211,304	0.7%		2.4%
Debentures - Working Capital		688,800	656,217	668,627	5.0%		3.0%
Project financing (SFH)		755,652	458,008	745,707	65.0%		1.3%
Working capital		604,391	687,801	664,471	-12.1%		-9.0%
Incorporation of controlling company		-	-	-	-		-
Total consolidated debt	3,288,659		3,033,601	3,290,109	8%		0%

Consolidated cash and availabilities		926,977	2,125,613	1,201,148	-56%		-23%
Investor Obligations		380,000	300,000	380,000	-		-
Net debt and investor obligations	2,741,682		1,207,988	2,468,961	127%		11%
Equity + Minority shareholders	3,809,175		3,492,889	3,783,669	9%		1%
(Net debt + Obligations) / (Equity + Minorities)		72.0%	34.6%	65.3%	3739 bps		672 bps
(Net debt + Ob.) / (Eq + Min.) - Exc.
Project Finance (SFH + FGTS Deb.)		19.6%	-14%	13.5%	3338 bps		606 bps

Table 21 - Debt maturity
(R$ million)	Average Cost (p.a.)	Total	Until Mar/2012	Until Mar/2013	Until Mar/2014	Until Mar/2015	After Mar/2015
Debentures - FGTS (project finance)	(8.25% - 9.06%) + TR	1.239,8	43,6	150,0	597,2	449,1	-
Debentures - Working Capital	CDI + (1.5% - 1.95%)	688,8	28,0	122,4	125,0	257,9	155,5
Project financing (SFH)	(8.30% - 12%) + TR	755,7	626,0	118,4	10,7	0,6	-
Working capital	CDI + (1.30% - 4.20%)	604,4	212,3	100,1	95,4	196,6	-
sub-total consolidated debt	11,8%	3.288,7	909,9	490,9	828,3	904,2	155,5
Investor Obligations	CDI	380	-	127	127	127	-
Total consolidated debt		3.668,7	909,9	617,6	954,9	1.030,8	155,5
% Total			25%	17%	26%	28%	4%

Outlook 2011 vs. Actual

In 1Q11 Gafisa achieved 10% of the full year launches guidance of between R$ 5.0 billion and R$ 5.6 billion. The slower launches in the first quarter can be partly attributed to delays in licensing approvals, mainly under Tenda segment. These delayed projects held back in Q1 are expected to be launched in Q2, keeping expected share of full year launch guidance, typically in the range of 30%-40%, to be followed by what is a traditionally stronger second half of the year.

With regard to profitability, the 13.3% EBITDA margin came in according to our expectations for the first half guidance range of between 13% and 17%, mainly due to the reasons anticipated in the 4Q10 related to: i) lower recognition of revenue impacting the diluting of fixed costs; ii) delivery of lower margin products by Tenda, due to a lack of standardization among the older products, and by Gafisa, due to cost overruns associated with geographical expansion and projects in Rio de Janeiro; and iii) discounts on finished units.

We continue to expect lower cash burn in the 2Q11, followed by a positive operating cash flow in the 2H11 that should bring the Net Debt/Equity ratio down below 60% at the end of the year.

Considering the aforementioned, current guidance figures for 2011 are as follows:

Launches		Guidance	1Q11%
(R$ million)		2011
Gafisa	Min.	5,000		10%
(consolidated)	Average	5,300	513	10%
	Max.	5,600		9%

EBITDA Margin (%)		Guidance 1H11	1Q11%
Gafisa	Min.	13.0%		30 bps
(consolidated)	Average	15.0%	13.3%	-170 bps
	Max.	17.0%		-370 bps

Net Debt/Equity (%) - EoP		Guidance 2011	1Q11%
Ga fi s a	Max.	< 60.0%	72.0%	1200 bps

Covenants ratios

Table 22 - Debenture Covenants - 5th issuance
Debenture covenants - 5th issuance			4Q10	1Q11
(Total debt - SFH debt - Cash) / Equity d 75%			35.5%	42.2%
(Total Receivables + Finished Units) / (Total Debt - Cash) e 2.2x			4.6x	4.2x
Maturity (in R$ million)	5th issuance
2012	125
2013	125
Total	250

Table 23 - Debenture Covenants - 7th issuance / 8th issuance
Debenture covenants - 7th / 8th issuance			4Q10	1Q11
(Total Receivables + Finished Units) / (Total Debt - Cash - Project Debt) > 2			73.2x	27.3x
(Total Debt - SFH Debt - Project Debt - Cash) / Equityd 75%			3.5%	9.6%
EBIT / (Net Financial Result) > 1,3			6.84	6.58
Maturity (in R$ million)	7th issuance	8th issuance
2013	300	-
2014	300	144
After 2015	-	156
Total	600	300

Table 24 - Selected Financials for Covenant Calculation
Financial statements (R$ million)			4Q10	1Q11
Total debt			3,290	3,289
Project debt			1,211	1,240
SFH debt			746	756
Cash and availabilities			1,201	927
Total receivables			9,384	9,680
Receivables - PoC			5,271	5,464
Receivables - results to be recognized			4,113	4,216
Finished units			273	333
Equity			3,784	3,809

Glossary

Affordable Entry Level

Residential units targeted to the mid-low and low income segments with prices below R$200 thousand per unit.

Backlog of Results

As a result of the Percentage of Completion Method of recognizing revenues, we recognize revenues and expenses over a multi-year period for each residential unit we sell. Our backlog of results represents revenues minus costs that will be incurred in future periods from past sales.

Backlog of Revenues

As a result of the Percentage of Completion Method of recognizing revenues, we recognize revenues over a multi-year period for each residential unit we sell. Our backlog represents revenues that will be incurred in future periods from past sales.

Backlog Margin

Equals to “Backlog of Results” divided “Backlog of Revenues” to be recognized in future periods.

Land Bank

Land that Gafisa holds for future development paid either in Cash or through swap agreements. Each decision to acquire land is analyzed by our investment committee and approved by our Board of Directors.

LOT (Urbanized Lots)

Land subdivisions, or lots, with prices ranging from R$ 150 to R$ 600 per square meter

PoC Method

Under Brazilian GAAP, real estate development revenues, costs and related expenses are recognized using the percentage-of-completion (“PoC”) method of accounting by measuring progress towards completion in terms of actual costs incurred versus total budgeted expenditures for each stage of a development.

Pre-sales

Contracted pre-sales are the aggregate amount of sales resulting from all agreements for the sale of units entered into during a certain period, including new units and units in inventory. Contracted pre-sales will be recorded as revenue as construction progresses (PoC method). There is no definition of "contracted pre-sales'' under Brazilian GAAP.

PSV

Potential Sales Value.

SFH Funds

Funds from SFH are originated from the Governance Severance Indemnity Fund for Employees (FGTS) and from savings accounts deposits. Banks are required to invest 65% of the total savings accounts balance in the housing sector, either to final customers or developers, at lower interest rates than the private market.

Swap Agreements

A system in which we grant the land-owner a certain number of units to be built on the land or a percentage of the proceeds from the sale of units in such development in exchange for the land. By acquiring land through this system, we intend to reduce our cash requirements and increase our returns.

About Gafisa

Gafisa is a leading diversified national homebuilder serving all demographic segments of the Brazilian market. Established over 56 years ago, we have completed and sold more than 1,000 developments and built more than 12 million square meters of housing only under Gafisa’s brand, more than any other residential development company in Brazil. Recognized as one of the foremost professionally managed homebuilders, "Gafisa" is also one of the most respected and best-known brands in the real estate market, recognized among potential homebuyers, brokers, lenders, landowners, competitors, and investors for its quality, consistency, and professionalism. Our pre-eminent brands include Tenda, serving the affordable/entry level housing segment, and Gafisa and AlphaVille, which offer a variety of residential options to the mid to higher-income segments. Gafisa S.A. is traded on the Novo Mercado of the BM&FBOVESPA (BOVESPA:GFSA3) and on the New York Stock Exchange (NYSE:GFA).

Investor Relations	Media Relations (Brazil)
Luiz Mauricio de Garcia Paula	Débora Mari
Rodrigo Pereira	Máquina da Notícia Comunicação Integrada
Phone: +55 11 3025-9297 /	Phone: +55 11 3147-7412
9242 / 9305	Fax: +55 11 3147-7900
Email: ri@gafisa.com.br	E-mail: debora.mari@maquina.inf.br
Website: www.gafisa.com.br/ir

This release contains forward-looking statements relating to the prospects of the business, estimates for operating and financial results, and those related to growth prospects of Gafisa. These are merely projections and, as such, are based exclusively on the expectations of management concerning the future of the business and its continued access to capital to fund the Company’s business plan. Such forward-looking statements depend, substantially, on changes in market conditions, government regulations, competitive pressures, the performance of the Brazilian economy and the industry, among other factors; therefore, they are subject to change without prior notice.

The first quarter financial statements were prepared and are being presented in accordance with the accounting practices adopted in Brazil (“Brazilian GAAP”), required for the years ended December 31, 2009. Therefore, they do not consider the early adoption of the technical pronouncements issued by CPC in 2009, approved by the Federal Accounting Council (“CFC”), required beginning on January 1, 2010. On November 10, 2009 the CVM, issued the deliberation nº 603 changed by deliberation nº 626, which provides the option for listed Companies to present 2010 quarterly information based on accounting practices in force at December 31, 2009.

The following table sets projects launched during the 1Q11:

Table 22 - Projects launched
Company	Project	Launch Date	Local	% Gafisa	Units (%Gafisa)	PSV (%Gafisa)	% sales 31/Mar/11	sales 31/Mar/11
Gafisa	Avant Garde	March	Santos - SP	100%	168	112,943	65%	73,382
Gafisa	Comercial ICON	March	São Gonçalo - RJ	100%	448	70,523	15%	10,400
Gafisa	Alegria - Fase 4	March	Guarulhos - SP	100%	139	44,836	55%	24,578
Gafisa					755	228,302	47%	108,360

Alphaville	Alphaville Pernambuco	March	Duas Unas - PE	83%	457	119,654	56%	67,560
Alphaville	Alphaville Campo Grande	March	Campo Grande - MT	66%	391	62,260	75%	46,549
Alphaville					849	181,914	63%	114,108

Tenda	Parque Lumiere	January	São Paulo - SP	100%	100	11,220	100%	11,270
Tenda	Araçagy F3	January	Paço do Lumiar - MA	50%	186	24,865	97%	24,056
Tenda	Parma Life	January	Belo Horizonte - MG	100%	60	8,884	100%	9,713
Tenda	Parque Arvoredo F3	March	Curitiba - PR	100%	210	46,378	51%	23,849
Tenda	Piemonte	March	Santa Luzia - MG	100%	94	11,042	45%	4,961
Tenda					650	102,389	72%	73,849

Total					2,254	512,606	58%	296,317

The following table sets forth the financial completion of the construction in progress and the related revenue recognized (R$000) during the first quarter ended on March 31, 2010.

Company	Project	Construction status		%Sold		Revenues recognized (R$ '000)
		1Q11	4Q10	1Q11	4Q10	1Q11	4Q10
Gafisa	CONDESSA	29%	0%	67%	16%	30,771	-
Gafisa	PQ BARUERI COND - FASE 1	100%	94%	79%	74%	16,616	19,772
Gafisa	MONT BLANC	91%	82%	56%	48%	12,074	10,863
Gafisa	RESERVA IBIAPABA	48%	31%	97%	97%	11,742	8,962
Gafisa	VISION BROOKLIN	58%	50%	98%	97%	11,674	4,878
Gafisa	ALEGRIA FASE 1	81%	69%	89%	84%	11,188	13,989
Gafisa	NOVA PETROPOLIS SBC - 1ª FASE	100%	98%	82%	75%	10,328	6,759
Gafisa	LAGUNA DI MARE	93%	78%	85%	82%	9,533	11,371
Gafisa	Chácara Santana	96%	90%	99%	99%	8,791	8,589
Gafisa	SUPREMO	100%	95%	100%	100%	8,648	11,022
Gafisa	IT STYLE - FASE 1	55%	53%	96%	91%	8,013	8,717
Gafisa	PATIO CONDOMINIO CLUBE	93%	84%	84%	78%	7,754	5,452
Gafisa	Smart Perdizes	37%	36%	99%	62%	7,332	10,456
Gafisa	CENTRAL LIFE CLUB F1	23%	18%	95%	80%	7,089	13,578
Gafisa	Mansão Imperial - F1	75%	67%	83%	78%	6,987	5,487
Gafisa	PAULISTA CORPORATE	83%	79%	97%	97%	6,673	4,581
Gafisa	Mansão Imperial - Fase 2b	73%	65%	66%	61%	6,029	8,748
Gafisa	RESERVA DO BOSQUE F2	82%	68%	89%	89%	6,007	6,367
Gafisa	Supremo Ipiranga	66%	57%	100%	99%	5,782	7,531
Gafisa	Alphaville Barra da Tijuca	95%	92%	73%	73%	5,710	6,383
Gafisa	CENTRAL LIFE CLUB F2	20%	18%	89%	66%	5,588	10,994
Gafisa	RESERVA DO BOSQUE F1	85%	73%	97%	97%	5,452	4,270
Gafisa	Magno	64%	56%	100%	100%	5,305	6,017
Gafisa	ALEGRIA F3	43%	33%	76%	62%	5,255	3,960
Gafisa	Alegria - Fase2A	81%	69%	88%	87%	4,832	5,526
Gafisa	PATIO MONDRIAN	45%	39%	81%	80%	4,827	743
Gafisa	Vila Nova São José F1 - Metropolitan	92%	81%	75%	66%	4,726	2,671
Gafisa	RESERVA STA CECILIA	100%	88%	33%	30%	4,619	4,782
Gafisa	Details	95%	87%	96%	96%	4,273	8,201
Gafisa	TERRAÇAS TATUAPE	100%	96%	99%	96%	4,002	9,979
Gafisa	MADUREIRA	84%	69%	90%	86%	3,975	3,539
Gafisa	MISTRAL	84%	76%	98%	97%	3,782	6,414
Gafisa	SECRET GARDEN	98%	96%	86%	82%	3,685	1,566
Gafisa	Others					148,227	170,244
	Total Gafisa					407,286	412,412

Alphaville	TERESINA	21%	21%	97%	96%	10,806	17,059
Alphaville	RIBEIRÃO PRETO	41%	41%	93%	93%	9,920	16,486
Alphaville	PORTO ALEGRE	30%	30%	87%	86%	8,236	8,693
Alphaville	BRASÍLIA	39%	39%	87%	86%	5,857	10,019
Alphaville	RIO COSTA DO SOL	70%	70%	67%	60%	5,654	9,494
Alphaville	MANAUS	100%	100%	99%	99%	4,866	8,495
Alphaville	CONCEITO A RIO OSTRAS (ex caxias sul)	46%	46%	65%	54%	4,326	6,350
Alphaville	TERRAS ALPHA FOZ	81%	81%	89%	82%	4,311	7,615
Alphaville	GRAVATAÍ	66%	66%	51%	39%	3,870	4,715
Alphaville	Others					55,778	72,089
	Total AUSA					113,624	161,016

	Total Tenda					279,446	355,209

	Consolidated Total					800,356	928,637

Consolidated Income Statement

The Income Statement reflects the impact of IFRS adoption, also for 2010.

R$ 000	1Q11	1Q10	4Q10	1Q11 x 1Q10	1Q11 x 4Q10
Gross Operating Revenue	868,096	938,876	1,058,567	-7.5%	-18.0%
Real Estate Development and Sales	859,889	930,999	1,062,182	-7.6%	-19.0%
Construction and Services Rendered	8,207	7,877	(3,615)	4.2%	-327.0%
Deductions	(67,740)	(31,291)	(129,930)	116.5%	-47.9%

Net Operating Revenue	800,356	907,585	928,637	-11.8%	-13.8%

Operating Costs	(615,588)	(654,929)	(650,402)	-6.0%	-5.4%

Gross profit	184,768	252,656	278,235	-26.9%	-33.6%

Operating Expenses
Selling Expenses	(51,505)	(51,294)	(76,243)	0.4%	-32.4%
General and Administrative Expenses	(56,307)	(57,418)	(64,894)	-1.9%	-13.2%
Other Operating Revenues / Expenses	(10,981)	(1,980)	(781)	454.7%	1306.0%
Depreciation and Amortization	(12,365)	(10,238)	(6,492)	20.8%	90.5%

Operating results	53,610	131,726	129,825	-59.3%	-58.7%

Financial Income	24,664	23,929	26,810	3.1%	-8.0%
Financial Expenses	(55,662)	(57,197)	(28,387)	-2.7%	96.1%

Income Before Taxes on Income	22,612	98,458	128,248	-77.0%	-82.4%

Deferred Taxes	6,303	(14,743)	25,608	-142.8%	-75.4%
Income Tax and Social Contribution	(8,150)	(7,746)	(9,474)	5.2%	-14.0%

Income After Taxes on Income	20,765	75,969	144,382	-72.7%	-85.6%

Minority Shareholders	(7,059)	(11,150)	(7,019)	-36.7%	0.6%

Net Income	13,706	64,819	137,363	-78.9%	-90.0%

Net Income Per Share (R$)	0.03177	0.15480	0.31877	-79.5%	-90.0%

Consolidated Balance Sheet

	1Q11	1Q10	4Q10	1Q11 x 1Q10	1Q11 x 4Q10
ASSETS
Current Assets
Cash and cash equivalents	228,700	280,931	256,382	-18.6%	-10.8%
Market Securities	698,277	1,844,682	944,766	-62.1%	-26.1%
Receivables from clients	3,357,360	2,193,650	3,158,074	53.0%	6.3%
Properties for sale	1,765,570	1,327,966	1,568,986	33.0%	12.5%
Other accounts receivable	210,993	95,436	178,305	121.1%	18.3%
Deferred selling expenses	10,375	18,802	2,482	-44.8%	318.0%
Prepaid expenses	11,916	12,250	18,734	-2.7%	-36.4%
	6,283,191	5,773,717	6,127,729	8.8%	2.5%
Long-term Assets
Receivables from clients	2,106,770	1,922,482	2,113,314	9.6%	-0.3%
Properties for sale	461,561	428,549	498,180	7.7%	-7.4%
Deferred taxes	330,739	307,132	337,804	7.7%	-2.1%
Other	148,059	53,083	181,721	178.9%	-18.5%
	3,047,129	2,711,246	3,131,019	12.4%	-2.7%

Property, plant and equipment	79,822	60,269	80,852	32.4%	-1.3%
Intangible assets	212,890	207,581	209,954	2.6%	1.4%
	292,712	267,850	290,806	9.3%	0.7%

Total Assets	9,623,032	8,752,813	9,549,554	9.9%	0.8%

LIABILITIES AND SHAREHOLDERS' EQUITY
Current Liabilities
Loans and financing	838,334	735,741	797,903	13.9%	5.1%
Debentures	71,562	139,792	26,532	-48.8%	169.7%
Obligations for purchase of land and advances from
clients	438,462	470,986	420,199	-6.9%	4.3%
Materials and service suppliers	178,443	234,648	190,461	-24.0%	-6.3%
Taxes and contributions	259,690	143,196	243,050	81.4%	6.8%
Taxes, payroll charges and profit sharing	84,897	64,851	72,153	30.9%	17.7%
Provision for contingencies	16,540	7,326	16,540	125.8%	0.0%
Dividends	102,897	54,468	102,767	88.9%	0.1%
Other	206,914	205,465	147,567	0.7%	40.2%
	2,197,739	2,056,473	2,017,172	6.9%	9.0%
Long-term Liabilities
Loans and financings	521,708	410,067	612,275	27.2%	-14.8%
Debentures	1,857,055	1,748,000	1,853,399	6.2%	0.2%
Obligations for purchase of land	187,920	161,194	177,860	16.6%	5.7%
Deferred taxes	391,687	452,496	424,409	-13.4%	-7.7%
Provision for contingencies	126,841	51,957	126,841	144.1%	0.0%
Other	530,907	379,737	553,929	39.8%	-4.2%
	3,616,118	3,203,451	3,748,713	12.9%	-3.5%

Shareholders' Equity
Capital	2,730,787	2,691,218	2,729,198	1.5%	0.1%
Treasury shares	(1,731)	(1,731)	(1,731)	0.0%	0.0%
Capital reserves	298,968	293,626	255,145	1.8%	17.2%
Revenue reserves	698,889	381,651	323,573	83.1%	116.0%
Retained earnings/accumulated losses	13,706	64,819	416,050	0.0%	-96.7%
Minority Shareholders	68,556	63,306	61,434	8.3%	11.6%
	3,809,175	3,492,889	3,783,669	9.1%	0.7%

Liabilities and Shareholders' Equity	9,623,032	8,752,813	9,549,554	9.9%	0.8%

Consolidated Cash Flows

	1Q11	1Q10
Incom e Before Taxes on Incom e	22,612	92,053

Expenses (income) not affecting w orking capital
Depreciation and amortization	12,365	10,238
Expense on stock option plan	3,363	3,183
Unrealized interest and charges, net	55,662	64,501
Warranty provision	2,460	2,703
Provision for contingencies	8,484	3,158
Profit sharing provision	2,133	1,693
Allow ance (reversal) for doubtful debts	6,385	114

Decrease (increase) in assets
Clients	(199,127)	(339,600)
Properties for sale	(159,965)	(8,058)
Other receivables	7,792	29,027
Deferred selling expenses and prepaid expenses	(7,892)	(12,286)

Decrease (increase) in liabilities
Obligations on land purchases and advances from customers	28,323	7,666
Taxes and contributions	16,640	5,019
Trade accounts payable	(12,018)	40,317
Salaries, payroll charges	10,609	3,531
Other accounts payable	9,978	(23,750)

Cash used in operating activities	(192,196)	(120,491)

Investing activities

Purchase of property and equipment and deferred charges	(14,272)	(17,686)
Securities inflow /outflow	246,489	(713,570)
Cash used in investing activities	232,217	(731,256)

Financing activities

Capital increase	1,589	1,063,943
Follow on expenses	-	(40,971)
Increase in loans and financing	117,922	104,105
Repayment of loans and financing	(184,342)	(257,138)
Assignment of credit receivables, net	8,150	(12,787)
Proceeds from subscription of redeemable equity interest in securitization	(2,872)	(9,668)
Taxes paid	(8,150)	(7,746)
Net cash provided by financing activities	(67,703)	839,738

Net increase (decreas e) in cash and cash equivalents	(27,682)	(12,009)

Cash and cash equivalents

At the beggining of the period	256,382	292,940
At the end of the period	228,700	280,931

Net increase (decreas e) in cash and cash equivalents	(27,682)	(12,009)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: May 10, 2011

Gafisa S.A.

By:	/s/ Alceu Duílio Calciolari
Name: Alceu Duílio Calciolari Title: Chief Financial Officer and Investor Relations Officer